UNITED MORTGAGE TRUST


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      UNITED MORTGAGE TRUST
FORM AW
FILED ON October 16, 2006
                  FILE NO. 333-136107

Ladies and Gentlemen:


         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we respectfully request issuance by the Commission of an order permitting United Mortgage Trust (the "Registrant") to withdraw its Amendment to Registration Statement on Form S-3/A filed by the Registrant on September 29, 2006 (the "Registration Statement") as soon as reasonably possible.

         The Registration Statement relates to an offering of shares under a dividend reinvestment plan and should have been filed as a registration statement on Form No S-3/DPOS. We have already filed an Amendment to Registration Statement on Form S-3/DPOS on October 16, 2006.

         If you have any questions or comments regarding the foregoing application for withdrawal, please feel free to contact us at 214-237-9305. Thank you for your assistance.

Sincerely,


/s/Cricket Griffin
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Cricket Griffin
President